Contact

www.linkedin.com/in/
wesleygottesman (LinkedIn)
www.wesleygottesman.com
(Personal)

Top Skills

Drinking Water Quality
Internet Surfing
Trash Removal

Languages

Spanish (Limited Working)
English (Native or Bilingual)

Certifications

Real Estate License

Publications

A New New Orleans

Wesley Gottesman

Thank You CTB. Joy comes in the morning.
Austin, Texas Metropolitan Area

Summary

Just some sad-ass down at the basement of McDonald's.

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Experience

Brand Foundry Ventures
7 years

Partner
March 2023 - Present (1 year 8 months)

Boards: Graza, Starface, Collx, You Go Natural, Zippy, GigSafe, Returnity,
Overdrive, Wolf, Bawi

Principal
2017 - March 2023 (6 years)

Vacation Inc.
Director of Rainbow Snowcone Relations
April 2021 - Present (3 years 7 months)
Miami, Florida, United States

Amazon
Sr. Product Manager, Intern - Amazon Prime
May 2018 - August 2018 (4 months)
Greater Seattle Area

PHLUR
Head of Product
2015 - 2017 (2 years)
Austin, Texas Area

Buzz Points, Inc.
Head of Product
2013 - 2015 (2 years)
Austin, TX

Rollrcoastr
Founder and CEO
2013 - 2013 (less than a year)
Austin, Texas, United States

The Idea Village
Special Projects Associate/Nine Brand Launch Partner
2012 - 2013 (1 year)
New Orleans, Louisiana

University of Virginia Athletics Department
Promotions and Marketing Intern
January 2011 - May 2011 (5 months)
Charlottesville, Virginia

Levenson
Marketing and Strategy Intern
July 2009 - August 2009 (2 months)

C3 Presents
Artist Management Intern
June 2008 - August 2008 (3 months)

Education

The University of Texas at Austin - Red McCombs School of Business
MBA

University of Virginia
Bachelor of Arts, Economics

Austin High School
High School